July 6, 2005

Mail Stop 0409

Dan J. Harkey
President and Chief Executive Officer
Point Center Financial, Inc.
30900 Rancho Viejo Road, Suite 100
San Juan Capistrano, California  92675

Re:	Point Center Mortgage Fund I, LLC
	Amendment No. 4 to Registration Statement on Form S-11
      Filed July 1, 2005
      Registration No. 333-118871

Dear Mr. Harkey:

	This is to advise you that a preliminary review of the above registration statement indicates material deficiencies of the requirements of the Securities Act of 1933, and the rules and regulations under the Act. In particular, the registration statement includes compilation reports which are not appropriate for inclusion in a registration statement. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	We suggest that you consider submitting an amendment that
removes the compilation reports.  We will commence our review of your
registration statement at that time.   Please refer any questions
to
Michael McTiernan, Special Counsel, at (202) 551-3852.


Sincerely,



Elaine Wolff
Branch Chief

cc:	Gregory W. Preston, Esq. (via facsimile)
      Corporate Law Solutions, P.C.



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Point Center Mortgage Fund I, LLC
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